

Mail Stop 4561

March 10, 2016

Mr. Joseph Harnett
Interim Chief Executive Officer
Sparton Corporation
425 N. Martingale Road, Suite 1000
Schaumburg, Illinois 60173

      Re: **Sparton Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2015
              Filed September 8, 2015
              Form 8-K filed February 2, 2016
              File No. 000-01000

Dear Mr. Harnett:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Collins

                    Kathleen Collins
                    Accounting Branch Chief
                    Office of Information Technologies
                    and Services